sfleischmann@shearman.com	May 12, 2009
(212) 848-7527

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lauren Nguyen
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Merrill Lynch Depositor, Inc.
Responses to SEC Comment Letter Dated April 30, 2009

Dear Ms. Nguyen:

We refer to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Merrill Lynch Depositor, Inc. (the “Depositor”), dated April 30, 2009, with respect to the Registration Statement on Form S-3, File No. 333-158501 (the “Registration Statement”), filed by the Depositor with the Commission on April 8, 2009.

On behalf of the Depositor, we are writing to respond to the Staff’s comments and to indicate the changes that have been made in Amendment No. 1 (“Amendment No. 1”) to the Registration Statement filed today with the Commission in response to the comments.  The base prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the “base prospectus.”  The forms of prospectus supplements forming a part of any Registration Statement that the Depositor filed with the Commission are each referred to in this letter as a “prospectus supplement.”  The base prospectus and the prospectus supplements are collectively referred to as the “Prospectus.”  The numbered paragraphs and headings below correspond to the order of the Staff’s comments, which are repeated below in italics for your reference.

To assist the Staff in reviewing Amendment No. 1, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No. 1.  All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 1.

Ms. Lauren Nguyen

In connection with responding to the Staff’s comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff’s comments and the changes to the disclosure in its filings in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statement on Form S-3

General

1.
Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.  Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.  Please confirm to us in your response that you will comply with this instruction.

The Depositor confirms to the Staff that revisions made in response to comments to either the base prospectus and/or the supplements will be made universally, if applicable.

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.  All finalized agreements should be filed no later than two business days from the closing date of each takedown.  Refer to Item 1100(f) of Regulation AB.  Please confirm that you will file the material agreements within two business days of each takedown.

The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that the finalized agreements will be filed simultaneously with or prior to the final prospectus within two business days from the closing date of each takedown.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Depositor confirms to the Staff that it will file unqualified legality and, to the extent necessary, tax opinions, at the time of each takedown.

Prospectus Supplement for PPLUS Call A [Callable] Trust Certificates

Prospectus Supplement Risk Factors, page S-15

4.
Revise to include a risk factor here and in the base prospectus, if applicable, to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions and discuss how these factors may affect the yield on your securities.

Ms. Lauren Nguyen

The Depositor respectfully submits to the Staff that issues relating to the asset-backed securities market and current credit market conditions would not generally affect the yield of the PPLUS and INDEXPLUS trust certificates being registered.  PPLUS and INDEXPLUS transactions are “unit repackagings”, in which the underlying securities for the trust certificates are investment-grade corporate debt securities that are purchased by the Depositor on the secondary market for deposit into the relevant issuing trust.  Therefore, the yield available on the trust certificates is initially based on the interest rate of the underlying securities and the prices at which the trust certificates are initially sold to investors.

However, the Depositor acknowledges the Staff’s comment and agrees that it would be useful to include an additional risk factor in the Prospectus that discusses how ongoing adverse conditions in the asset-backed securities market and credit market and in the economy, together with negative publicity relating to asset-backed securities, may have reduced market demand for asset-backed securities, and how these factors, if they continue or worsen, may adversely affect the market price of PPLUS and INDEXPLUS trust certificates and the ability of holders to sell their trust certificates in the secondary market.

The form of proposed risk factor is set forth below:

“Market demand for asset-backed securities such as the trust certificates, may be reduced due to continued adverse market and economic conditions and negative publicity relating to the asset backed markets in general, which may limit your ability to resell your trust certificates or reduce the market price of your trust certificates.

The capital and credit markets, and the asset-backed securities market in particular, have recently experienced and continue to experience disruptions and volatility, and the United States economy has entered a recession.  Additionally, asset-backed securities and securitizations have recently received substantial negative publicity over the past few months, and, as a result, may be perceived negatively in the marketplace or by certain investors.  Certain government programs are designed to ameliorate these developments.  If, however, these trends continue or worsen, or if the aforementioned government programs are not successful, this may result in reduced market demand for asset-backed securities, including the trust certificates.  As a result, your ability to resell your trust certificates may be limited and the market price of your trust certificates may decline.”

The proposed risk factor has been inserted on page 4 of the base prospectus, page S-15 of the prospectus supplement for PPLUS Call A [Callable] Trust Certificates, page S-15 of the prospectus supplement for PPLUS Call B [Callable] Trust Certificates, page S-18 of the prospectus supplement for PPLUS Floating Rate Trust Certificates, and page S-15 of the prospectus supplement for INDEXPLUS [Callable] Trust Certificates.

You may not recover the whole of the stated amount of your trust certificates..., page S-16

5.
We note that you may offer certificates where the underlying securities are guaranteed by the FDIC pursuant to the TLG Program.  In the next amendment, please include bracketed language describing the form of the substance of the related risks here.

Ms. Lauren Nguyen

The Depositor acknowledges the Staff’s comment and has added bracketed language with respect to risks relating to guarantees under the TLG Program to page S-19 of the prospectus supplement for PPLUS Call A [Callable] Trust Certificates, page S-19 of the prospectus supplement for PPLUS Call B [Callable] Trust Certificates, page S-22 of the prospectus supplement for PPLUS Floating Rate Trust Certificates, and page S-19 of the prospectus supplement for INDEXPLUS [Callable] Trust Certificates.

Default on Underlying Securities, page S-27

6.
We note the placeholder on page S-27 that you will include TLGP disclosure from the base prospectus, if applicable.  Please revise to provide the form disclosure regarding defaults on the underlying securities which are guaranteed by the FDIC.

The Depositor acknowledges the Staff’s comment and has added TLGP disclosure from the base prospectus to page S-27 of the prospectus supplement for PPLUS Call A [Callable] Trust Certificates, page S-27 of the prospectus supplement for PPLUS Call B [Callable] Trust Certificates, page S-31 of the prospectus supplement for PPLUS Floating Rate Trust Certificates, and page S-28 of the prospectus supplement for INDEXPLUS [Callable] Trust Certificates.

Prospectus Supplement for PPLUS IndexPlus [Callable] Trust Certificates

Description of the Underlying Securities, page S-36

7.
Refer to the disclaimer on page S-37 that “no investigation has been undertaken in connection therewith and no guaranty can be given as to its accuracy or completeness on the date hereof.”  Please delete this disclaimer and similar disclaimers, if applicable, from the form prospectus supplements and base prospectus.

The Depositor acknowledges the Staff’s comment and has amended the base prospectus and each form of prospectus supplement to delete the relevant disclaimers or otherwise state that the Depositor takes responsibility for the information regarding the underlying securities that is expressly set forth in the applicable prospectus supplement but none of the information in the publicly available documents relating to the underlying securities and the underlying securities issuer that are incorporated by reference.

Prospectus

The Depositor & Sponsor, page 14

8.
Please revise to disclose whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization or triggering event.  Refer to Item 1104(c) of Regulation AB.  We may have additional comments upon review of your response.

The Depositor respectfully submits to the Staff its view that its current disclosure contained in the Prospectus complies with Item 1104(c) of Regulation AB and that the additional disclosure referenced in the Staff’s comment need not be included in the Prospectus.

Ms. Lauren Nguyen

The Depositor notes that according to Item 1104(c) of Regulation AB, information as to “whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization triggering event” need only be disclosed to the extent that such information is “material to an analysis of the origination or performance of the pool assets.”  The Depositor believes that information relating to defaults or early amortization triggering events with respect to prior series of PPLUS or INDEXPLUS trust certificates are not material to investors in new series of trust certificates.  Each issuance of PPLUS and INDEXPLUS trust certificates involves the repackaging of underlying debt securities of one or more corporate issuers.  The risk that holders may not receive scheduled payments through the maturity of the trust certificates depend on the ability of the specific corporate issuer to make payments on or to prepay the underlying debt securities.  The corporate issuers whose debt securities are repackaged, and the actual debt securities themselves, differ from transaction to transaction.  Therefore, a default or early payment event with respect to underlying securities for a prior series of trust certificates would not impact the risk of a default or early payment for a future series of trust certificates unless they related to the same issuer.  The Depositor respectfully submits that disclosure of the occurrence of such events with respect to prior series would not be material to investors of future series of trust certificates unless they related to the same issuer.

In lieu of the specific disclosure discussed in the Staff’s comment, the Depositor, however, proposes to include disclosure in page 50 of the base prospectus, to page S-36 of the prospectus supplement for PPLUS Call A [Callable] Trust Certificates, page S-37 of the prospectus supplement for PPLUS Call B [Callable] Trust Certificates, page S-40 of the prospectus supplement for PPLUS Floating Rate Trust Certificates, and page S-37 of the prospectus supplement for INDEXPLUS [Callable] Trust Certificates to the effect of the following:

“From time to time, significant events affecting underlying securities, including but not limited to events of default, redemptions, exchange offers or prepayments, may occur.  The occurrence of any of these events with respect to a specific issuer could have an adverse impact on the securities of other issuers, particularly if the issuers operate in the same industry or region.  If this were to occur, this may adversely affect the underlying securities of all or a portion of trust certificates issued by the Depositor, including your ability to hold your trust certificates to maturity.  We cannot assure you that these events will not occur with respect to the underlying securities for your trust certificates.”

Part II, Undertakings

9.	Please include the undertaking required by Item 512(k) of Regulation S-K.

Ms. Lauren Nguyen

The Depositor acknowledges the Staff’s comment and has revised the Undertakings section of the Registration Statement to include the undertaking set forth in Item 512(k) of Regulation S-K.

* * * * *

Thank you for your prompt attention to the Depositor’s responses to the Staff’s comments.  If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,

Stuart K. Fleischmann

cc:	Max Webb - Securities and Exchange Commission
Matthew Han - Merrill Lynch Depositor, Inc.
Stephen A. Hofman - Merrill Lynch Depositor, Inc.